SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994.

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ______________

Commission File Number 0-2085


      BETZ LABORATORIES, INC. EMPLOYEE STOCK OWNERSHIP AND 401(k) PLAN
                            (Full Title of Plan)


                          BETZ LABORATORIES, INC.
                            4636 Somerton Road
                       Trevose, Pennsylvania  19053
       (Name of Issuer of the Securities Held Pursuant to the Plans
            and the Address of its Principal Executive Office)


        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          BETZ LABORATORIES, INC.



                                          By:      s/William C. Brafford
                                          ---------------------------------
                                          William C. Brafford
                                          Vice President, Secretary
                                          and General Counsel


[PAGE 1]

                     Financial Statements and Schedule

                  Betz Laboratories, Inc. Employee Stock
                         Ownership and 401(k) Plan

                  Years ended December 31, 1994 and 1993
                    with Report of Independent Auditors


[PAGE 2]

                  Betz Laboratories, Inc. Employee Stock
                         Ownership and 401(k) Plan

                     Financial Statements and Schedule

                  Years ended December 31, 1994 and 1993




                                 Contents




Report of Independent Auditors..........................................  4

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits....................  5
Statements of Changes in Net Assets Available for Plan Benefits.........  6
Notes to Financial Statements...........................................  7


Schedule

Assets Held for Investment Purposes..................................... 15



[PAGE 3]

                      Report of Independent Auditors

Retirement Committee
Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan


We have audited the accompanying statements of net assets available for plan benefits of the Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1994 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.


                                                       Ernst & Young LLP

June 1, 1995

[PAGE 4]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

           Statements of Net Assets Available for Plan Benefits



                                                         December 31
                                                     1994             1993
                                                -------------------------------
Assets
Investments:
  Series A ESOP convertible preferred stock
    of Betz Laboratories, Inc.                  $129,917,322      $130,394,887
  Common stock--Betz Laboratories, Inc.           28,574,344        27,474,063
  Putnam Voyager Fund                             20,590,262        18,412,994
  Putnam Fund for Growth and Income               17,053,101        16,246,720
  Putnam Money Market Fund                         6,293,401         5,323,124
  Putnam U.S. Government Income Trust              4,959,641         5,828,206
  Putnam Loan Fund                                 2,140,901         1,609,943
  Putnam Global Growth Fund                        1,736,101                 -
                                                ------------      ------------
                                                 211,265,073       205,289,937

Contribution receivable                            1,388,059         1,261,735
Cash                                                  50,011            42,232
                                                ------------      ------------
Total assets                                     212,703,143       206,593,904

Liabilities
Accrued interest payable                             262,600           263,947
Loan payable                                      97,500,000        98,000,000
                                                ------------      ------------
Total liabilities                                 97,762,600        98,263,947
                                                ------------      ------------
Net assets available for plan benefits          $114,940,543      $108,329,957
                                                ============      ============

See accompanying notes.

[PAGE 5]

       Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

        Statements of Changes in Net Assets Available for Plan Benefits



                                                    Year ended December 31
                                                     1994              1993
                                               --------------------------------
Additions:
  Contributions from employer                   $    491,664      $    492,928
  Contributions from employees                    10,210,955        10,618,333
  Interest and dividend income                    11,549,362        11,250,023
                                                ------------     -------------
                                                  22,251,981        22,361,284

Deductions:
  Benefit payments                                 6,067,972         2,574,986
  Interest expense                                 7,896,853         7,937,253
  Administrative expenses                             40,535            41,090
                                                ------------     -------------
                                                  14,005,360        10,553,329
                                                ------------     -------------
                                                   8,246,621        11,807,955

Net realized and unrealized (depreciation)
  in fair value of investments                    (1,636,035)      (47,819,705)
                                                ------------     -------------
Net additions (deductions)                         6,610,586       (36,011,750)
Net assets available for plan benefits
  at beginning of year                           108,329,957       144,341,707
                                                ------------     -------------
Net assets available for plan benefits
  at end of year                                $114,940,543      $108,329,957
                                                ============     =============


See accompanying notes.


[PAGE 6]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                       Notes to Financial Statements

                             December 31, 1994

1. Significant Accounting Policies

Valuation of Investments

Series A ESOP Convertible Preferred Stock of Betz Laboratories, Inc. is stated at aggregate current value as determined by an independent securities appraisal company. Marketable securities are stated at aggregate fair value as determined from quoted market prices. Investments in various mutual funds are stated at aggregate fair value as determined from quoted market prices. The unallocated insurance contracts, which were sold in 1993, were valued at cost plus interest earned through the end of the year. The contracts were part of a collective trust fund and were issued by Sun Life of America and Continental National Assurance Company. There was no penalty for early redemption. The change in the difference between current market values and the cost of investments and realized gains and losses on sales of investments are reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized (depreciation) in fair value of investments.

2. Description of Plan

The Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan ("Plan") is a defined contribution plan, which covers substantially all domestic employees of Betz Laboratories, Inc. (the "Company") who have attained age 21.

On June 19, 1989, the Plan borrowed $100,000,000 (the "ESOP loan"--Note 4) and acquired 500,000 shares of a new Series A ESOP Convertible Preferred Stock issued by the Company (the "Betz Preferred Stock").

Under 401(k) provisions of the Plan, employees can contribute on a pretax basis amounts up to 15% of salary, the first 4% being matched by the Company at a rate of 25%. The Company's matching contributions are made in the form of the Betz Preferred Stock. The Plan was amended in 1992 to include a participant loan provision which became effective
January 1, 1993.

After satisfying the 401(k) matching contributions, the remaining allocable preferred shares are allocated to individual participants' accounts as of December 31st of each Plan year based on the participants' eligible compensation as a percentage of total eligible compensation. The number of shares released for allocation in a Plan year is equal to the


[PAGE 7]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                 Notes to Financial Statements (continued)


2. Description of Plan (continued)

number of previously unreleased shares multiplied by a fraction. The numerator of the fraction is the amount of principal and interest paid on the loan for the Plan year, and the denominator of the fraction is the sum of the numerator plus the principal and interest to be paid on the loan for all future plan years during the term of the loan.

The Board of Directors has the right to discontinue the Company's contributions to the Plan and to terminate or partially terminate the Plan at any time. In the event of Plan termination or discontinuance of Company contributions, the rights of the affected participants shall be 100% vested.

Additional information about the Plan agreement, its vesting, distribution, and forfeiture provisions is contained in Company publications available from the Plan Administrator.

3. Investments

During 1994 and 1993, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated as follows:

                                                   Net
                                               Appreciation
                                               (Depreciation)
                                               in Fair Value     Fair Value at
                                                During Year       End of Year
                                             ----------------------------------
Year ended December 31, 1994

Series A ESOP convertible preferred stock
  of Betz Laboratories, Inc.                    $    599,510      $129,917,322
Common stock--Betz Laboratories, Inc.                221,134        28,574,344
Putnam Voyager Fund                                 (761,878)       20,590,262
Putnam Fund for Growth and Income                 (1,099,306)       17,053,101
Putnam Money Market Fund                                   -         6,293,401
Putnam U.S. Government Income Trust                 (525,536)        4,959,641
Putnam Loan Fund                                           -         2,140,901
Putnam Global Growth Fund                            (69,959)        1,736,101
                                                ------------      ------------
                                                $ (1,636,035)     $211,265,073
                                                ============      ============

[PAGE 8]

       Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                   Notes to Financial Statements (continued)


3. Investments (continued)

                                                   Net
                                               Appreciation
                                               (Depreciation)
                                                in Fair Value    Fair Value at
                                                 During Year      End of Year
                                             ----------------------------------
Year ended December 31, 1993

Series A ESOP convertible preferred stock
  of Betz Laboratories, Inc.                   $ (39,811,963)     $130,394,887
Common stock--Betz Laboratories, Inc.            (10,602,957)       27,474,063
Putnam Voyager Fund                                2,053,832        18,412,994
Putnam Fund for Growth and Income                    674,601        16,246,720
Putnam Money Market Fund                                   -         5,323,124
Putnam U.S. Government Income Trust                 (133,218)        5,828,206
Putnam Loan Fund                                           -         1,609,943
                                                ------------      ------------
                                                $(47,819,705)     $205,289,937
                                                ============      ============


4. ESOP Loan, Company Loan Guarantee and Employer Contributions

The ESOP loan is secured by the unallocated shares of Betz Preferred Stock and is guaranteed by the Company. At December 31, 1994, the Plan held 397,116 unallocated shares of Betz Preferred Stock with a market value of $104,826,711. The Company is required to make contributions to the Plan which, together with dividends received on stock held by the Plan, are sufficient to enable the Plan to service its indebtedness. Interest was incurred on the loan at 8.08% in 1994 and 1993. Debt service contributions paid to the ESOP during 1994 and 1993 totaled $8,398,200 and $8,440,898, respectively, including preferred stock dividends of $7,905,245 and $7,947,637, respectively. An additional contribution of $262,600 has been accrued by the Plan and is included in the contribution receivable recorded at December 31, 1994.

The ESOP loan matures on June 19, 2009 and requires principal payments of $1,000,000 in each of the years 1995 through 1999 and $1,500,000 in 2000.
The Company is obligated to maintain, among other things, certain levels of tangible net worth, interest coverage and not to exceed a maximum funded debt level.


[PAGE 9]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                 Notes to Financial Statements (continued)


5. Transactions with Parties-in-Interest

In accordance with the Plan document, the Company will pay substantially all administrative expenses reasonably incurred in connection with the Plan. It is impractical to allocate common expenses of the Company and the Plan. However, certain employees of the Company are involved in the operation of the Plan. Trustee's and other expenses directly applicable to the Plan and paid by the Company amounted to $90,259 and $89,225 in 1994 and 1993, respectively.

6. Income Tax Status

The Internal Revenue Service has ruled (November 30, 1989) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Retirement Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


[PAGE 10]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                 Notes to Financial Statements (continued)


7.  Investment Programs

The amount of net assets at December 31, 1994 and 1993, and the changes in net assets for the years then ended, were allocated to the separate investment programs as follows:

                                                                                   Putnam
                                                            Putnam       Putnam      U.S.                   Putnam
                                              Putnam       Fund for      Money     Government   Putnam      Global
                      ESOP         Stock     Voyager        Growth       Market    Income       Loan        Growth
1994                  Fund         Fund        Fund        and Income    Fund       Trust       Fund        Fund        Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
 ESOP preferred
  stock--
  Betz Labora-
  tories, Inc.    $129,917,322  $         -  $         -  $         -  $        -  $        -  $        -  $        -  $129,917,322
 Common stock of
  Betz Labora-
  tories, Inc.                   28,574,344                                                                              28,574,344
 Putnam Voyager
  Fund                                        20,590,262                                                                 20,590,262
 Putnam Fund
  for Growth
  and Income                                               17,053,101                                                    17,053,101
 Putnam Money
  Market Fund                                                           6,293,401                                         6,293,401
 Putnam U.S.
  Government
  Income Trust                                                                      4,959,641                             4,959,641
 Putnam Loan
  Fund                                                                                          2,140,901                 2,140,901
 Putnam Global
  Growth Fund                                                                                               1,736,101     1,736,101
 Contribution
  receivable           262,600      290,865      388,780      266,026      71,873      69,726                  38,189     1,388,059
 Cash                   27,351       22,660                                                                                  50,011
                   -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------
Total assets       130,207,273   28,887,869   20,979,042   17,319,127   6,365,274   5,029,367   2,140,901   1,774,290   212,703,143

Liabilities
Accrued interest
 payable               262,600                                                                                              262,600
Loan payable        97,500,000                                                                                           97,500,000
                   -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------
Net assets         $32,444,673  $28,887,869  $20,979,042  $17,319,127  $6,365,274  $5,029,367  $2,140,901  $1,774,290  $114,940,543
                   ===========  ===========  ===========  ===========  ==========  ==========  ==========  ==========  ============

[PAGE 11]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                 Notes to Financial Statements (continued)

7.  Investment Programs (continued)

                                                                                               Putnam
                                                                                    Putnam       U.S.
                                                         Putnam       Putnam Fund   Money      Government   Putnam
                               ESOP          Stock       Voyager      for Growth    Market     Income       Loan
1993                           Fund          Fund        Fund         and Income    Fund        Trust       Fund         Total
- -----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
 ESOP preferred
  stock--Betz
  Laboratories, Inc.          $130,394,887  $         -  $         -  $         -  $        -  $        -  $        -  $130,394,887
 Common stock of Betz
  Laboratories, Inc.                         27,474,063                                                                  27,474,063
 Putnam Voyager Fund                                      18,412,994                                                     18,412,994
 Putnam Fund for
  Growth and Income                                                    16,246,720                                        16,246,720
 Putnam Money
  Market Fund                                                                       5,323,124                             5,323,124
 Putnam U.S. Government
  Income Trust                                                                                  5,828,206                 5,828,206
 Putnam Loan Fund                                                                                           1,609,943     1,609,943
Contribution receivable            263,947      294,014      336,920      244,320      50,551      71,983                 1,261,735
Cash                                24,536       17,696                                                                      42,232
                               -----------   ----------   ----------   ----------   ---------   ---------   ---------  ------------
Total assets                   130,683,370   27,785,773   18,749,914   16,491,040   5,373,675   5,900,189   1,609,943   206,593,904

Liabilities
Accrued interest payable           263,947                                                                                  263,947
Loan payable                    98,000,000                                                                               98,000,000
                               -----------  -----------  -----------  -----------  ----------  ----------  ----------  ------------
Net assets                     $32,419,423  $27,785,773  $18,749,914  $16,491,040  $5,373,675  $5,900,189  $1,609,943  $108,329,957
                               ===========  ===========  ===========  ===========  ==========  ==========  ==========  ============

[PAGE 12]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan
                 Notes to Financial Statements (continued)


7.  Investment Programs (continued)

                                                                                     Putnam
                                                                                       U.S.                   Putnam
                                               Putnam     Putnam Fund     Putnam    Government   Putnam       Global
                                               Voyager    for Growth      Money      Income      Loan         Growth
                   ESOP Fund    Stock Fund      Fund      and Income   Market Fund   Trust       Fund         Fund       Total
- -----------------------------------------------------------------------------------------------------------------------------------
Net assets at
 December 31, 1993 $32,419,423  $27,785,773  $18,749,914  $16,491,040  $5,373,675  $5,900,189  $1,609,943  $        -  $108,329,957
Add: Contributions
  from employer        491,664                                                                                              491,664
 Contributions
  from employees                  2,731,053    3,542,602    2,517,962     554,771     687,422                 177,145    10,210,955
 Loan repayments
  from employees                    280,998      235,307      190,559      44,884      59,339    (824,866)     13,779             -
 Investment income   7,907,931      918,875      871,675    1,050,810     222,669     382,499     138,163      56,740    11,549,362
 Loans issued                      (489,297)    (369,087)    (233,920)   (152,673)    (55,802)  1,308,092      (7,313)            -
 Benefit payments   (1,077,002)  (1,057,132)    (966,925)  (1,197,233) (1,166,826)   (483,915)    (90,431)    (28,508)   (6,067,972)
 Interest expense   (7,896,853)                                                                                          (7,896,853)
 Administrative
  expenses                          (12,178)     (12,625)      (9,315)     (3,452)     (2,719)                   (246)      (40,535)
 Net realized
  and unrealized
  (depreciation)
  appreciation
  in fair value
  of investments       599,510      221,134     (761,878)  (1,099,306)               (525,536)                (69,959)   (1,636,035)
 Interfund
  transfers                      (1,491,357)    (309,941)    (391,470)  1,492,226    (932,110)              1,632,652             -
                   -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------
Net assets at
 December 31, 1994 $32,444,673  $28,887,869  $20,979,042  $17,319,127  $6,365,274  $5,029,367  $2,140,901  $1,774,290  $114,940,543
                   ===========  ===========  ===========  ===========  ==========  ==========  ==========  ==========  ============

There were 3,157 active participants in the Plan at December 31, 1994

[PAGE 13]

      Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                 Notes to Financial Statements (continued)


7.  Investment Programs (continued)

                                                                                  Putnam
                                                         Putnam        Putnam       U.S.
                                            Putnam       Fund for      Money      Government   Putnam
                   ESOP          Stock      Voyager      Growth and    Market       Income     Loan        GIC
                   Fund          Fund       Fund         Income        Fund         Trust      Fund        Fund         Total
- ------------------------------------------------------------------------------------------------------------------------------------
Net assets at
  January 1, 1993 $72,099,622  $37,692,539  $13,479,375  $10,818,336  $3,868,693  $4,430,299  $        -  $1,952,843  $144,341,707
 Contributions
  from employer       492,928                                                                                              492,928
 Contributions
  from employees                 3,077,352    3,518,338    2,582,760     582,711     867,179                 (10,007)   10,618,333
 Loan repayments
  from employees                   105,854       98,518       82,724      21,346      30,725    (339,167)                        -
 Investment income  7,949,421      833,774      674,884    1,142,671     128,444     420,842      61,253      38,734    11,250,023
 Loans issued                     (664,436)    (512,736)    (412,208)   (138,994)   (137,930)  1,919,924     (53,620)            -
 Benefit payments    (373,332)    (760,944)    (294,902)    (328,484)   (615,482)   (169,340)    (32,067)       (435)   (2,574,986)
 Interest expense  (7,937,253)                                                                                          (7,937,253)
 Administrative
  expenses                        (12,994)     (12,190)      (9,284)     (3,213)     (3,163)                    (246)      (41,090)
 Net realized
  and unrealized
  appreciation
  (depreciation)
  in fair value
  of investments  (39,811,963) (10,602,957)   2,053,832      674,601                (133,218)                          (47,819,705)
 Interfund
  transfers                     (1,882,415)    (255,205)   1,939,924   1,530,170     594,795              (1,927,269)            -
                  -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------
Net assets at
December 31, 1993 $32,419,423  $27,785,773  $18,749,914  $16,491,040  $5,373,675  $5,900,189  $1,609,943  $        -  $108,329,957
                  ===========  ===========  ===========  ===========  ==========  ==========  ==========  ==========  ============

[PAGE 14]

     Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan

                    Assets Held for Investment Purposes

                             December 31, 1994

                                 Description of Investment
     Identity of                 Including Maturity Date,
  Issue, Borrower,               Rate of Interest, Par, or
   or Similar Party                   Maturity Value                Cost              Market
- --------------------------------------------------------------------------------------------------
Preferred stock:

Betz Laboratories, Inc.*
  Series A ESOP convertible
  preferred stock                     492,166 shares            $98,433,200        $129,917,322

Common stock:

Betz Laboratories, Inc.*              645,747 shares             21,234,620          28,574,344

Mutual funds:

Putnam* Voyager Fund                  1,787,349 units            19,670,120          20,590,262
Putnam* Fund for Growth &
 Income                               1,340,652 units            17,806,695          17,053,101
Putnam* Money Market Fund             6,293,303 units             6,293,401           6,293,401
Putnam* U.S. Government
 Income Trust                          406,861 units              5,475,380           4,959,641
Putnam* Loan Fund                  Participant loans at
                                        8% interest               2,140,901           2,140,901
Putnam* Global Growth Fund             188,297 units
                                                                  1,805,033           1,736,101
                                                               ------------        ------------
Total mutual funds                                               53,191,530          52,773,407
                                                               ------------        ------------
Total assets held for investment
 purposes                                                      $172,859,350        $211,265,073
                                                               ============        ============

*Indicates party-in-interest to the Plan.


[PAGE 15]

                      Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-40175) pertaining to the Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan and in the related Prospectus of our report dated June 1, 1995, with respect to the financial statements and schedule of the Betz Laboratories, Inc. Employee Stock Ownership and 401(k) Plan included in this Annual Report (Form 11-K) for the year ended
December 31, 1994.


                                                        Ernst & Young LLP

Philadelphia, Pennsylvania
June 21, 1995